April 11, 2017

VIA EDGAR TRANSMISSION

Alberto Zapata

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Mr. Zapata:

On February 1, 2017, Northern Lights Variable Trust (the "Registrant"), on behalf of one of its series, the Astor Macro Alternative Portfolio (the "Portfolio"), filed an amended registration statement under the Securities Act of 1933 on Form N-1A (the "Amendment") pursuant to Rule 485(a). In a telephone conversation on March 20, 2017, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Responses that apply to the summary portion of the prospectus have been carried over to the statutory portion of the prospectus as applicable. Comments related to the correction of any typographical errors have been omitted for the sake of brevity. An attachment reflects relevant edits.

General:

Comment 1. Please assure that a cover letter accompanies any amendments to the Registrant’s registration statement and refers to any so-called clone fund after which the Portfolio is modeled.

Response. The Registrant undertakes to assure that a cover letter will accompany any amendments to the Registrant’s registration statement and that such letters will include relevant references to any clone fund.

Comment 2. Please assure that EDGAR has identified the Portfolio as possessing two share classes.

Response. The Registrant confirms that EDGAR has identified the Portfolio as possessing two share classes.

Summary Prospectus:

Comment 3. Please assure that all blanks and bracketed information are completed.

Response. The Registrant confirms that all blanks and bracketed information have been completed or will be completed upon filing of the amendment to the registration statement.

Comment 4. Under the heading Fees and Expenses of the Portfolio, please delete the last sentence in the paragraph.

Response. The Registrant has deleted the last sentence in the paragraph.

Comment 5. In the Annual Portfolio Operating Expenses table, please include a reference to Swap costs as well as an estimate of Swap costs. Additionally, confirm supplementally with respect to the Fund Fee Waiver and Reimbursement, that such recoupment may take place only if the Portfolio expenses are within the then-current expense limit as well as the expense limit at the time of waiver of reimbursement.

Response. The Registrant has included a reference to Swap costs as well as a range of likely Swap costs. The Registrant confirms recoupment may take place only if expenses of the Portfolio are within the then-current expense limit as well as the expense limit at the time of fee waiver and/or reimbursement.

Comment 6. In the expense example in the introduction, please include reference to the fact that first year expenses reflect the expense limitation agreement.

Response. Registrant has amended the introductory paragraph to so state.

Statutory Prospectus:

Comment 7. Under the section entitled Principal Investment Strategies, please include a specific description of Swaps, such as Total Return Swaps or Credit Default Swaps as appropriate and confirm supplementally that these swaps are indeed a principal strategy of the Portfolio.

Response. Registrant has amended Swap disclosures to specify Total Return Swaps and notes that Swaps are a principal strategy.

Comment 8. Under Principal Investment Strategies in paragraph 2, if the Portfolio intends to invest in so-called junk bonds, please disclose.

Response. Upon review, the Registrant notes this strategy is presently disclosed.

Comment 9. Under Principal Investment Strategies, under the paragraph entitled Subsidiary, please identify the name of the Subsidiary and use a short-citing reference to it or do not capitalize Subsidiary. Additionally, please remove the last sentence in that paragraph to a more appropriate part of the Prospectus.

Response. The Registration has identified the Subsidiary, adopted conventional short-citing methodologies, and has moved the last sentence to a more appropriate portion of the Prospectus.

Comment 10. Under the section entitled Principal Investment Risks, under Derivatives please add Counter-Party and Leverage Risk.

Response. The Registrant has expanded the description of Derivative Risk to include counter-party risks and leverage risks.

Comment 11. Under Principal Investment Risks, under Emerging Market Risk, please provide greater detail when describing such risks.

Response. The Registrant has expanded the description of risks to include relevant details.

Comment 12. Under the Principal Investment Risks, under Portfolio Turnover, please copy relevant disclosures to the relevant part of the Principal Investment Strategy section.

Response. The Registrant has copied over relevant descriptions to the Principal Investment Strategy portion of the Prospectus.

Comment 13. With respect to Principal Investment Risks describing sovereign debt risk, please remove or include a relevant disclosure in the Principal Investment Strategy portion of the Prospectus.

Response. The Registrant has included relevant descriptions in the Principal Investment Strategy portion of the Prospectus.

Comment 14. With respect to REIT Risks, please confirm that REITs are a Principal Investment Strategy or delete such risk. If such a strategy is a Principal Strategy, please include relevant disclosures in the strategy portion of the Prospectus.

Response. The Registrant included relevant REIT descriptions in the Principal Investment Strategy portion of the Prospectus.

Comment 15. Under the section entitled Temporary Investments, please include disclosure that such Temporary Investments are not consistent with the Principal Investment Strategy and Investment Objective of the Fund.

Response. The Registrant has extended such disclosures to so include.

Comment 16. Under Temporary Investments, please remove the word pro rata or undertake some other means of plain English disclosure to describe the Registrant's share of underlying Fund expenses.

Response. The Registrant has removed the word pro rata and amended disclosures with the goal of presenting such information in plain English.

Comment 17. Under the statutory portion of the Prospectus, when describing the Expense Limitation Agreement, please confirm that recoupment may take place only if the Portfolio is operating under the then current and prior expense limitations.

Response. The Registrant so confirms.

Comment 18. When describing the subsidiary, please include confirmation of the standard SEC staff request with respect to subsidiaries, specifically:

(i) Confirm that the "Subsidiary" is the only subsidiary or that if it has a downstream subsidiary or subsidiaries, they are consolidated with the Subsidiary.

(ii) Confirm that, on an aggregate basis with the Portfolio, the Subsidiary complies with the provisions of the Investment Company Act of 1940, as amended (the "1940 Act") in Sections 8 and 18 (regarding investment policies, capital structure and leverage).

(iii) Confirm that each investment adviser to the Subsidiary, as an investment adviser to the Portfolio under Section 2(a)(20) of the 1940 Act, complies with the provisions of the 1940 Act in Section 15 (regarding investment advisory contracts).

(iv) Confirm that the Subsidiary complies with the provisions of the 1940 Act in Section 17 (regarding affiliated transactions and custody) and identify the custodian of the Subsidiary by name;

(v) Confirm that the Portfolio has received a private letter ruling from the IRS stating that undistributed income derived from the Subsidiary is qualified income,

and, if the Portfolio has not received such a private letter ruling, the Portfolio's basis for determining that such undistributed income is qualified income, such as an opinion of counsel.

(vi) Confirm that all of the Subsidiary's principal strategies or risks constitute principal strategies or risks of the Portfolio (and that the Portfolio's principal strategies and risks reflect the aggregate of the Portfolio and the Subsidiary).

(vii) Confirm that the financial statements of the Subsidiary will be consolidated into those of the Portfolio as well as the Portfolio fee table.

(viii) Confirm that material contracts of the Subsidiary will be filed as exhibits to the Registrant's registration statement.

(ix) Confirm that (a) the Subsidiary's board will agree to designate an agent for service of process in the US, (b) the Subsidiary and its board will agree to inspection of the Subsidiary's books and records by the SEC staff, and (c) the Subsidiary's board of directors will sign the Registrant's registration statement.

Response. The Registrant confirms that the subsidiary is the sole subsidiary and confirms the information in sub-comments (ii)-(ix) and notes that with respect to sub-comment (v) the Portfolio discloses its method to comply with the "qualifying income" requirement of Subchapter M (Section 851(b)) of the Code. The disclosure is presented below and the Registrant notes that the method of complying with Subchapter M is based on IRS regulations rather than the principles of any private letter ruling.

The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (unrelated to the Portfolio), which indicate that certain income from a fund's investment in a wholly-owned foreign subsidiary will constitute "qualifying income" for purposes of Subchapter M. However, the IRS no longer issues such letters. The Portfolio does not have a private letter ruling, but fully intends to comply with the IRS' rules if the IRS were to change its position. To satisfy the 90% income requirement, the Subsidiary will, no less than annually, declare and distribute a dividend to the Portfolio, as the sole shareholder of the Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the Subsidiary's investments during the fiscal year. Such dividend distributions are "qualifying income" pursuant to Subchapter M (Section 851(b)) of the Code.

Comment 19. When describing the payment made by the subsidiary to the adviser, please endeavor to clarify the language such that it is clear that any fees waived are to be captured by the Expense Limitation Agreement.

Response. The Registrant has amended disclosures to endeavor to make such a relationship clear.

Comment 20. Under the section entitled How Shares Are Priced, please delete the duplicate sentences. Additionally, confirm that open-end funds are used by the Portfolio.

Response. The Registrant has deleted the duplicate sentences and confirms that some amount of open-end funds will be used by the Portfolio.

Comment 21. Under the section entitled How to Purchase Shares, please specify that Class 1 Shares have no 12b-1 fees and that ongoing expenses differ because of these 12b-1 fees.

Response. The Registrant has amended such disclosures to so state.

Comment 22. Under the section entitled When Order is Processed, please refer to participating insurance company using small caps or represent it as a defined term.

Response. The Registrant has amended the disclosures to use the small cap presentation format.

Statement of Additional Information:

Comment 23. When referring to underlying pools, please define the term or refer to them using a small cap convention.

Response. The Registrant has amended the disclosure as requested.

Comment 24. Under Investment Restrictions, restriction number 5, Commodity Investments, please revise disclosures to make clearer the Portfolio's policy with respect to such investments.

Response. The Registrant has reviewed the disclosure and believes it should remain as stated to ensure consistency among the portfolios of the Trust.

Comment 25. Under Other Service Providers, please add a date with respect to when the Service Provider Agreement became effective with respect to this Portfolio.

Response. The Registrant has so amended.

Comment 26 Under the section entitled Consolidated Financial Statements, please amend disclosures to make them consistent with those references in the Prospectus with respect to not-yet-operational.

Response. The Registrant has amended the disclosures to provide consistent disclosure.

If you have any questions, please call Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Parker Bridgeport, Counsel

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